Exhibit 99.1

Renren Announces Unaudited Second Quarter 2013 Financial Results

BEIJING, China, August 14, 2013 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a leading real-name social networking internet platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2013.

Second Quarter 2013 Highlights

•                  Total net revenues were US$49.6 million, a 10.7% increase from the corresponding period in 2012.  Renren net revenues were US$43.4 million, a 5.5% increase from the corresponding period in 2012.  Nuomi net revenues were US$6.2 million, a 69.4% increase from the corresponding period in 2012.

•                  Gross profit was US$31.7 million, a 13.7% increase from the corresponding period in 2012.

•                  Operating loss was US$34.7 million, compared to an operating loss of US$22.2 million in the corresponding period in 2012.

•                  Net loss attributable to the Company was US$9.3 million, compared to a net loss of US$24.9 million in the corresponding period in 2012.

•                  Adjusted net loss (non-GAAP) (1) was US$3.8 million, compared to an adjusted net loss of US$21.8 million in the corresponding period in 2012.

(1)         Adjusted net income (loss) is a non-GAAP measure, which is defined as income (loss) from continuing operations excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets.

“Revenue growth slowed down primarily due to delays in our game pipeline. Although we face short-term monetization challenges, we are on track in executing our strategic priorities for the year aimed at securing our position in the highly competitive mobile internet sector in China. In particular, our recent frequent upgrades in Renren mobile app continue to strengthen user engagement. This is a pivotal time to make strong advances in the opportunities we are seeing, as we remain committed to the long-term investments placed on our mobile initiatives,” commented Joseph Chen, Chairman and Chief Executive Officer.

Second Quarter 2013 Results

Total net revenues for the second quarter of 2013 were US$49.6 million, representing a 10.7% increase from the corresponding period in 2012.

Renren net revenues were US$43.4 million, representing a 5.5% increase from the corresponding period of 2012. Within Renren net revenues, online game revenues were US$22.8 million for the second quarter of 2013, a 1.4% increase from the corresponding period of 2012. Other IVAS revenues were US$5.2 million for the second quarter of 2013, a 43.5% increase from the corresponding period of 2012. The increase was largely due to increased revenue from Woxiu, our virtual talent show service on 56.com. Online advertising revenues were US$15.4 million for the second quarter of 2013, representing an increase of 2.4% from the corresponding period of 2012. The number of activated users on Renren.com continued to increase from approximately 162 million as of June 30, 2012 to approximately 194 million as of June 30, 2013. Monthly unique log-in users increased from approximately 45 million in June 2012 to approximately 54 million in June 2013.

Nuomi net revenues were US$6.2 million, representing a 69.4% increase from the corresponding period of 2012.  Nuomi had 3.8 million active paying users for the second quarter of 2013 compared to 2.6 million for the corresponding period of 2012, a 44.2% increase.

Cost of revenues was US$17.9 million, a 5.8% increase from the corresponding period of 2012.   The increase in cost of revenues for the second quarter was largely due to increased revenue sharing costs for Woxiu.

Operating expenses were US$66.4 million, a 32.6% increase from the corresponding period of 2012.

Selling and marketing expenses were US$30.2 million, a 40.0% increase from the corresponding period of 2012. The increase was primarily due to the increased advertising and promotions for our launched games plus headcount and personnel related expense increases for Nuomi.

Research and development expenses were US$22.2 million, a 24.6% increase from the corresponding period in 2012. The increase was primarily due to headcount and personnel related expense increases for games development and mobile-related investments.

General and administrative expenses were US$14.0 million, a 31.0% increase from the corresponding period in 2012.  The increase was primarily due to the increase in share-based compensation charges.

Share-based compensation expense, which were mostly included in the operating expenses, were US$5.2 million, compared to US$2.5 million in the corresponding period in 2012.

Operating loss was US$34.7 million, compared to an operating loss of US$22.2 million in the corresponding period in 2012.

Net loss attributable to Renren Inc. was US$9.3 million, compared to a net loss of US$24.9 million in the corresponding period in 2012.

Adjusted net loss (non-GAAP) was US$3.8 million, compared to an adjusted net loss of US$21.8 million in the corresponding period in 2012. Adjusted net income (loss) is defined as income (loss) from continuing operations excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets.

Share Repurchase Program

The company has now completed the US$150 million repurchase program that was announced on September 29, 2011. On June 28, 2013, the board of directors authorized a new share repurchase program to repurchase up to US$100 million of its ADSs within one year from June 28, 2013.  During the second quarter of 2013, Renren repurchased approximately 8.9 million ADSs.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$47 million to US$49 million in the third quarter of 2013, representing 3% to 7% year-over-year decline. This forecast reflects Renren’s current and preliminary view, which is subject to change.

Conference Call Information

Management will host an earnings conference call at 9:00 p.m. Eastern Time on Wednesday, August 14, 2013 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, August 15, 2013).

Interested parties may participate in the conference call by dialing the numbers below and entering passcode 10-15 minutes prior to the initiation of the call.

Dial-in Information:

US:	+1 845-675-0437
Hong Kong:	+852-2475-0994
China:	+86 800-819-0121
International:	+65-6723-9381
Passcode:	Renren

A replay of the call will be available for one week and dial-in information is as follows:

International:	+61 2-8199-0299
Passcode:	21397253

This call will be webcast live and the replay will be available on Renren’s corporate web site at http://ir.renren-inc.com for 12 months.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, shop for deals, watch videos and enjoy a wide range of other features and services. Renren’s businesses primarily include the main social networking website Renren.com, the game development and operating platform Renren Games, the social commerce website Nuomi.com, and the user-generated content focused video sharing website 56.com. Renren.com had approximately 194 million activated users as of June 30, 2013. Renren’s American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook for the third quarter of 2013 and quotations from management in this announcement, as well as Renren’s strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren’s consolidated financial results presented in accordance with United States

Generally Accepted Accounting Principles (“GAAP”), Renren uses “adjusted net income (loss)” which is defined as “a non-GAAP financial measure” by the SEC, in evaluating its business. We define adjusted net income (loss) as income (loss) from continuing operations excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets. We present adjusted net income (loss) because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of this non-GAAP financial measure is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Sam Lawn

Investor Relations Director

Renren Inc.

Tel: (86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com

RENREN INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in US dollars, in thousands, except shares,	December 31,	June 30,
per shares, ADS, and per ADS data)	2012	2013

ASSETS

Current assets:
Cash and cash equivalents	$207,438	$155,156
Term deposits	550,000	465,153
Short-term investments	147,045	216,152
Trade and notes receivable, net	18,402	19,666
Prepaid expenses and other current assets	29,591	55,450
Amounts due from related parties	258	360

Total current assets	952,734	911,937

Non-current assets:
Equipment and property, net	32,355	62,837
Intangible assets, net	26,820	26,904
Goodwill	59,673	60,569
Long-term investments	107,597	153,387
Other non-current assets	22,634	7,279

Total non-current assets	249,079	310,976

TOTAL ASSETS	$1,201,813	$1,222,913

LIABIILITIES AND EQUITY

Current liabilities:
Accounts payable	$36,743	$42,391
Accrued expenses and other payables	41,608	50,561
Amounts due to a related party	77	78
Deferred revenue and advance from customers	10,668	8,828
Income tax payable	1,023	799
Total current liabilities	90,119	102,657

Non-current liabilities:
Deferred tax liabilities-noncurrent	6,564	6,521

Total non-current liabilities	6,564	6,521

TOTAL LIABILITES	96,683	109,178

Commitments

Shareholders’ Equity:
Class A ordinary shares	730	710
Class B ordinary shares	403	405
Additional paid-in capital	1,319,044	1,300,754
Subscription receivable	(229)	—
Statutory reserves	6,712	6,712
Accumulated deficit	(261,459)	(273,922)
Accumulated other comprehensive income	39,714	78,936

Total shareholders’ equity	1,104,915	1,113,595

Noncontrolling Interests	215	140

TOTAL EQUITY	1,105,130	1,113,735

TOAL LIABIILITIES AND EQUITY	$1,201,813	$1,222,913

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Amounts in US dollars, in thousands, except shares,	June 30,	March 31,	June 30,
per shares, ADS, and per ADS data)	2012	2013	2013

Net revenues
Renren	$41,181	$41,454	$43,446
Nuomi	3,643	5,137	6,172
Total net revenues	44,824	46,591	49,618

Cost of revenues	(16,899)	(16,586)	(17,877)

Gross profit	27,925	30,005	31,741

Operating expenses:
Selling and marketing	(21,578)	(22,145)	(30,215)
Research and development	(17,826)	(23,988)	(22,203)
General and administrative	(10,726)	(11,317)	(14,048)

Total operating expenses	(50,130)	(57,450)	(66,466)

Loss from operations	(22,205)	(27,445)	(34,725)

Other income	13	257	7
Exchange gain (loss) on offshore bank accounts	(3,114)	(6)	358
Interest income	5,101	3,740	3,070
Realized gain on available-for-sale investments	2,460	15,073	144

Loss before provision of income tax, earnings (loss) in equity method investments and noncontrolling interests, net of income taxes	(17,745)	(8,381)	(31,146)
Income tax benefit (expenses)	(177)	84	311

Loss before earnings (loss) in equity method investments and noncontrolling interests, net of income taxes	(17,922)	(8,297)	(30,835)
Earnings (loss) in equity method investments, net of income taxes	(7,017)	5,143	21,451

Net loss	(24,939)	(3,154)	(9,384)
Add: Net loss attributable to noncontrolling interests, net of income taxes	—	17	58

Net loss attributable to Renren Inc.	$(24,939)	$(3,137)	$(9,326)

Net loss per share, basic	$(0.02)	$(0.00)	$(0.01)
Net loss per ADS, basic	$(0.06)	$(0.01)	$(0.03)
Net loss per share, diluted	$(0.02)	$(0.00)	$(0.01)
Net loss per ADS, diluted	$(0.06)	$(0.01)	$(0.03)
Shares used in computation, basic	1,167,959,726	1,132,823,805	1,126,080,546
ADS used in computation, basic	389,319,909	377,607,935	375,360,182
Shares used in computation, diluted	1,167,959,726	1,132,823,805	1,126,080,546
ADS used in computation, diluted	389,319,909	377,607,935	375,360,182

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

Adjusted net income (loss)

	June 30,	March 31,	June 30,
(Amounts in US dollars, in thousands)	2012	2013	2013

Loss from continuing operations	$(24,939)	$(3,154)	$(9,384)
Add back: Shared-based compensation expenses	2,537	3,235	5,182
Add back: Amortization of intangible assets	604	391	377

Adjusted net income (loss)	$(21,798)	$472	$(3,825)